Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

February 1, 2007

Ms. Barbara Jacobs

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domtar Corporation (the “Company”)
Registration Statement on Form 10 (the “Registration Statement”)
Amendment No. 2 to Form 10 (“Amendment No. 2”)
Filed January 26, 2007
File No. 1-33164

Dear Ms. Jacobs:

Concurrently with this letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 3 is marked to show changes made to Amendment No. 2 and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated January 30, 2007 (the “Comment Letter”). Certain additional revisions, unrelated to the Comment Letter, have been made to Amendment No. 2 to the Form 10. These revisions are similarly marked in Amendment No. 3.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics followed by the Company’s responses. The page numbers in the italic captions refer to pages in Amendment No. 2. The page numbers in the Company’s responses refer to pages in Amendment No. 3.

The Company is sending you hard copies of Amendment No. 3 (clean and marked) by messenger.

Form 10-12B/A

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information of the Company, page 90

1.	We note your response to prior comment 13 in our letter dated January 24, 2007. In view of the fact that your detailed valuation studies are still incomplete, the Company should disclose that the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is preliminary. Revised disclosure should alert the reader that the allocation is preliminary, provide a description of the nature of the matters giving rise to the preliminary status of the allocation including contingencies, and present any other information which will enable the reader to understand the magnitude of potential adjustments to the allocation. See the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Topic Three, II.G.1. In addition, allocation of the fair value in excess of cost should follow the guidance in paragraphs 40 and B187 through B193 of SFAS 141. Please amend accordingly.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 96 and 98 of Exhibit 99.1 to the Registration Statement (the “Information Statement”).

Executive Compensation, page 119

2.	Please refer to prior comment 14 in our letter dated January 24, 2007. Consistent with our discussions on January 29 and 30, we are currently considering the application of the new Executive Compensation and Related Person Disclosure Rules to your transaction. Please be advised that we may have further comments regarding your disclosure.

The Registration Statement has been revised as discussed in further conversations between our attorneys and the Staff. Please see page 118 of the Information Statement.

Domtar, Inc.

Form 6-K/A filed on January 26, 2007

Exhibit 99.4

3.	We note your response to prior comment number 11 in our letter dated January 24, 2007. The pro forma information required by Article 11 of Regulation S-X included in Exhibit 99.4 of Form 6-K/A filed January 26, 2007 should include a quantified reconciliation to US GAAP in a manner consistent with Item 17 of Form 20-F. See the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Topic Six, IV.A.7. Please amend accordingly.

The Registration Statement has been revised to incorporate by reference Domtar’s report on Form 6-K/A provided to the Commission on February 1, 2007, which includes a quantified reconciliation to US GAAP in a manner consistent with Item 17 of Form 20-F. Please see pages 10, 11, 87 and 131 of the Information Statement.

Please call our attorneys at Cravath, Swaine & Moore LLP—specifically Alan C. Stephenson at (212) 474-1400 or Richard Hall at (212) 474-1293—if you have any questions regarding this submission.

Very truly yours,

/s/ Marvin D. Cooper
Marvin D. Cooper President

cc:

Mark P. Shuman

Stephen Krikorian

Maryse Mills-Apenteng

Jason Niethamer

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Richard Hall

Alan C. Stephenson

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019